UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29901/ December 30, 2011

_____

In the Matter of   :
                                                  :
OLD MUTUAL EMERGING MANAGERS :
   INSTITUTIONAL FUND, LLC   :
800 Westchester Ave., S-528   :
Rye Brook, NY 10573   :
                                                  :
(811-21997)   :
                                                  :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Old Mutual Emerging Managers Institutional Fund, LLC filed an application on August 12, 2011, and amended on November 10, 2011, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 30, 2011, a notice of filing of the application was issued (Investment Company Act Release No. 29878). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary